ANA Partners with Points and Collinson to Launch ANA Global
Service, Offering Mileage Club Members Enhanced Reward Options

ANA Mileage Club to leverage Points Loyalty Commerce Platform and offer members greater opportunities to earn and redeem miles.

Toronto, April 25, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce and All Nippon Airways (ANA), Japan’s largest airline, today signed a multi-year agreement, to launch ANA Global. In collaboration with Collinson Latitude, part of Collinson Group, Points will offer a suite of services to ANA Mileage Club members offering more ways to earn and redeem miles. All these services are focused on enhancing member engagement and driving ancillary revenue for ANA especially in the field of Global service.

Through a single integration into Points’ Loyalty Commerce Platform, ANA Mileage Club will integrate Points Travel, the first private-label global travel booking service designed specifically for the loyalty industry, to launch ANA Global Hotels and ANA Global Car Rentals, giving members the ability to book using their Mileage Club miles, and earn over 6,000 miles on a single booking.

ANA will also launch ANA Global Mileage Mall and ANA Global Selection, powered by Collinson Latitude's Earn Mall and Redemption Store solutions.

Together, these unique services, which are accessed through a single user experience and based on a single technology integration, will enable ANA Mileage Club members to “Stay, Drive or Shop” and not only accelerate the number of miles they earn, but also redeem miles online as direct payment for hotel, car, merchandise, gift cards and experiences.

“As global airline which flies to 42 cities worldwide, we’re always looking for more ways to provide greater value to our Mileage Club Members,” said Takeshi Inada, President & CEO of ANA X Inc, part of ANA Group to run ANA Mileage Club. “Through this partnership with loyalty commerce experts Points and Collinson Latitude, we’re creating an enhanced global loyalty experience by developing new channels for our global members to earn and redeem their miles in ways that are highly relevant to them.”

“We’re honoured to partner with ANA X, to work alongside Collinson, and to expand our global footprint. It comes as no surprise that as Japan’s largest airline, ANA is leading the way for other airlines in Asia by providing unmatched loyalty program experiences for its Mileage Club members” said Rob MacLean, CEO of Points. “We look forward to launching some great products with ANA X that will add significant value to their members in Japan and provide more earn and redemption opportunities to further engage its International members.”

Since announcing the expansion of its strategic partnership in 2014, Points and Collinson Latitude continue to jointly deliver best-in-class loyalty commerce solutions for over 10 of the world’s leading airline and hospitality brands across Europe, Asia Pacific and North America.

“We’re excited to work alongside Points to help ANA X better engage with and drive value for its members,” said Colin Evans, Chairman at Collinson Group. “Working closely with Points, we’re able to reach a larger portion of the global loyalty industry together, offering a robust suite of loyalty commerce solutions that deliver great customer experiences, value generation and customer loyalty.”

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

About Collinson Latitude
Collinson Latitude is part of Collinson Group, a global leader in influencing customer behaviour to drive revenue and value for its clients. Collinson Group offers a unique blend of industry and sector specialists who together provide market-leading experience in delivering products and services across four core capabilities: Loyalty, Lifestyle Benefits, Insurance, and Assistance. Collinson Group has 25 years’ experience, with 26 global locations including Japan, servicing over 800 clients in 170 countries, employing 2,000 staff, and managing over 20 million end customers.

Collinson Latitude maximises the commercial value of loyalty through a unique and personalised approach that combines global buying power, loyalty commerce expertise and technology platforms.

About ANA
ANA is the largest airline in Japan by revenues and passenger numbers. Founded in 1952, ANA flies today on 83 international routes and 116 domestic routes. The ANA group has 35,000 employees and a fleet of about 250 aircraft. In FY2015, it carried 50.8 million passengers and generated revenues of 1.79 trillion Japanese yen. ANA has been a member of Star Alliance since 1999, and has joint-ventures with United Airlines on trans-Pacific and Asia routes, and with Lufthansa, Swiss International Airlines and Austrian Airlines on Japan-Europe routes. Its Frequent Flyer Program, ANA Mileage Club, has more than 26 million members. ANA was voted Airline of the Year for 2013 by Air Transport World Magazine, and in 2016 was awarded five stars for the fourth consecutive year by the world's leading Airline and Airport review site, SKYTRAX. ANA is the launch customer and biggest operator of the Boeing 787 Dreamliner.

CONTACT
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com
617-956-6728

Points Media Relations
Rachel Hollis
Rachel.hollis@points.com
416-728-2641

Collinson Latitude Media Relations
James Baines
james.baines@brands2life.com
416-728-2641